SCHEDULE 9.1.5

MAINTENANCE OF THE VOTING STRUCTURE OF THE COMPANY

Parent, the Company, RTZA, RTZ, the Purchaser and each of their Affiliates shall not initiate or support any action during the five-year period following the Spin-Off that would in any way change the ability of the holders of the Class B Common Stock to elect at least 80% of the members of the Board of Directors of the Company and the ability of the holders of the Class A Common Stock and the Preferred Stock of the Company to elect the remaining members of the Board of Directors, including without limitation voting to combine the Class A Common Stock and Class B Common Stock.
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SCHEDULE 9.2.1

CONDUCT OF BUSINESS PENDING THE SPIN-OFF


NONE
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SCHEDULE 9.5.2

CERTAIN DISALLOWED TRANSACTIONS

RTZA and RTZ will not during the five-year period following the Spin-Off sell, exchange, transfer or otherwise dispose of any shares of Parent Common Stock received upon the conversion of the 6.55% Notes or any shares of the Class B Common Stock received in the Spin-Off with respect thereto unless they first obtain either a supplemental private letter ruling from the IRS or an opinion of nationally recognized tax counsel, reasonably satisfactory to Parent, that such disposition will not adversely affect the tax-free nature of the Spin-Off or the ability of Parent to rely on the Spin-Off Private Letter Ruling, in each case other than with respect to Section 367(e). RTZA, RTZ and their Affiliates shall not acquire Class B Common Stock (whether by effecting open market transactions, initiating a tender offer for such stock or otherwise) in a transaction that is not described in this Agreement during the five-year period following the Spin-Off, unless they first obtain either a supplemental private letter ruling from the IRS or an opinion of nationally recognized tax counsel, reasonably satisfactory to Parent, that such acquisition shall not adversely affect the tax-free nature of the Spin-Off or the ability of Parent to rely on the Spin-Off Private Letter Ruling.